SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For July 2009
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes              No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of July 2009, incorporated by reference herein:
Exhibit
99.1 Release dated July 22, 2009, entitled “REJECTION OF THE OFFER BY DRDGOLD
SOUTH AFRICAN OPERATIONS (PROPRIETARY) LIMITED (“DRDGOLD SA”) TO
PURCHASE THE SOUTH AFRICAN BUSINESS ASSETS OF MINTAILS LIMITED
(“MINTAILS”) AND WITHDRAWAL OF CAUTIONARY”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: July  23,  2009
By:   /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD" or "the company")

REJECTION OF THE OFFER BY DRDGOLD SOUTH AFRICAN OPERATIONS (PROPRIETARY)
LIMITED (“DRDGOLD SA”) TO PURCHASE THE SOUTH AFRICAN BUSINESS ASSETS OF
MINTAILS LIMITED (“MINTAILS”) AND WITHDRAWAL OF CAUTIONARY

Shareholders are referred to the announcement dated 29 June 2009 which set out information relating to
Mintails having conditionally accepted an offer by DRDGOLD, through its 74%-held subsidiary DRDGOLD
SA, to acquire all of its South African business assets, excluding its interest in West Wits Mining Limited
(“the offer”).

The Mintails board has advised DRDGOLD that it has rejected the offer. Shareholders are advised that, having regard to the disclosures made in this announcement, it is no longer necessary to exercise caution when dealing in DRDGOLD shares.

Randburg
22 July 2009

Attorneys
Levy, Feinsteins & Associates Inc

Sponsor
QuestCo Sponsors (Pty) Limited